May 28, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
John Fieldsend, Staff Attorney

Re:	ITEX Corporation
Form 10-K for the Year Ended July 31, 2009
Filed October 15, 2009
Form 10-Q for the Period Ended January 31, 2010
Filed March 9, 2010
Form 10-Q for the Period Ended October 31, 2009
Filed December 10, 2009
Definitive Proxy Statement on Schedule 14A
Filed November 2, 2009
Comment Letter dated May 18, 2010
File No. 0-18275

Dear Messrs. Owings and Fieldsend:

On behalf of ITEX Corporation, we acknowledge the comments provided to ITEX from the staff of the Securities and Exchange Commission in a letter dated May 18, 2010.  Pursuant to a telephone conversation today with John Fieldsend, we intend to provide our response via EDGAR on or before June 14, 2010.

Sincerely,

/s/ Steven White

Steven White
Chief Executive Officer